October 20, 2009

Via EDGAR (correspondence)

Mr. Lyn Shenk, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 “F” Street N.E.
Mail Stop 3561
Washington, DC  20549-3561

RE:      YUM! Brands, Inc.
File No. 001-13163
Form 10-K: For the Fiscal Year Ended December 27, 2008

Dear Sirs:

YUM! Brands, Inc. (the “Company”) has received your letter dated September 18, 2009, which contained comments based on our response to your letter to the Company dated August 11, 2009.  We respectfully submit our current responses to your comments.  Our responses herein should be read in conjunction with our responses to your letter to the Company dated August 11, 2009.  For your convenience, we have repeated your comments from your September 18, 2009 letter in their entirety followed by our responses.

Form 10-K: For the Fiscal Year Ended December 27, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company Restaurants Margins, page 37

1.
We have reviewed your response to our prior comment number 1.  However, we do not believe that our comment has been fully addressed by your additional proposed disclosure.  While we acknowledge that your proposed tables quantify the absolute costs recognized by each of your segments, we believe that you should also identify, quantify, analyze and discuss any factors that have materially impacted the amounts presented in those tables.  As such, please revise your MD&A disclosure to provide a year-over-year comparative discussion and analysis of the absolute costs recognized by each of your segments.  In this regard, please separately quantify the extent to which each segments’ costs have been impacted by (i) changes in the number of company-owned restaurant units and (ii) all other material factors.  For example, we believe that you should quantify the extent to which the significant increase in the costs recognized by your China Division in fiscal year 2008 resulted from the growth in the number of restaurant units owned and operated by the segment, versus increases in commodity and labor costs.  In addition, consider (a) utilizing tables to quantify the absolute impact that each identified factor has had on your segments’ costs and (b) refocusing the narrative portion of your disclosure on further analysis of the items presented in the additional tables.  Please provide your proposed expanded disclosure as part of your response.

Yum! Brands, Inc.
October 20, 2009

Response:
The number of company-owned restaurant units we operate is impacted by our portfolio actions such as new unit openings, acquisitions, closures and refranchisings.  These actions have in the past impacted, and are anticipated to continue to impact, our company restaurant profits.  We have from time to time quantified the impact of these actions on company restaurant profits when we believed it represented significant useful information to financial statement users.

In response to your comment we will provide the table on the following page while portfolio actions continue to significantly impact our company restaurant profits. This table presents the absolute dollar amount of company sales and restaurant expenses as well as such amounts adjusted for portfolio actions.  Portfolio actions include new unit openings, closures, acquisitions and refranchisings.  Adjustments for the impact of portfolio actions allow for the presentation of company sales and restaurant expenses for the periods of time that company stores were operated in both the current and prior periods presented.  To the extent amounts attributable to new unit openings and acquisitions impacted current period results but did not impact prior period results they have been deducted from current period results.  Similarly, to the extent amounts attributable to closures and refranchisings impacted prior period results but did not impact current period results they have been deducted from prior period results.

We believe that providing company sales and restaurant profits on a reported basis and adjusted for portfolio actions clearly provides financial statement users the impact of changes in the number of company-owned restaurants on these figures.  The exact number of new unit openings, acquisitions, closures and refranchisings for each segment is also presented within our MD&A.  As we have traditionally done, we will provide quantification of drivers excluding the impact of portfolio actions when we believe such information is significant, meaningful and consistent with the extent to which our management reviews such information on a segment basis (e.g. commodity inflation).  By way of example for the following 2008 versus 2007 comparisons, commodity inflation on a worldwide basis and labor inflation in the China Division would have been the primary drivers necessitating quantification after considering the impacts of currency translation (“f/x”).

Yum! Brands, Inc.
October 20, 2009

	Reported			Adjusted for Portfolio Actions
US	2008	2007	% Change	2008	2007	% Change	% Change Excl F/X
Company Sales	4,410	4,518	-2.39%	4,281	4,147	3.23%	n/a

Cost of Sales	1,335	1,317	1.37%	1,296	1,203	7.73%	n/a
Cost of Labor	1,329	1,377	-3.49%	1,287	1,260	2.14%	n/a
Occupancy and Other	1,195	1,221	-2.13%	1,156	1,105	4.62%	n/a
	3,859	3,915		3,739	3,568

Restaurant Profit	551	603	-8.62%	542	579	-6.39%	n/a

% of Sales	12.5%	13.3%		12.7%	14.0%
YRI	2008	2007	% Change	2008	2007	% Change	% Change Excl F/X
Company Sales	2,375	2,507	-5.27%	2,293	2,349	-2.38%	-0.43%

Cost of Sales	752	751	0.13%	725	707	2.55%	4.10%
Cost of Labor	618	655	-5.65%	594	605	-1.82%	0.33%
Occupancy and Other	742	794	-6.55%	715	739	-3.25%	-0.27%
	2,112	2,200		2,034	2,051

Restaurant Profit	263	307	-14.33%	259	298	-13.09%	-12.75%

% of Sales	11.1%	12.2%		11.3%	12.7%
CHINA	2008	2007	% Change	2008	2007	% Change	% Change Excl F/X
Company Sales	3,058	2,075	47.37%	2,439	2,044	19.32%	7.34%

Cost of Sales	1,152	756	52.38%	921	745	23.62%	11.28%
Cost of Labor	423	273	54.95%	330	268	23.13%	10.82%
Occupancy and Other	919	629	46.10%	711	618	15.05%	3.24%
	2,494	1,658		1,962	1,631

Restaurant Profit	564	417	35.25%	477	413	15.50%	4.12%

% of Sales	18.4%	20.1%		19.6%	20.2%
WORLDWIDE	2008	2007	% Change	2008	2007	% Change	% Change Excl F/X
Company Sales	9,843	9,100	8.16%	9,013	8,540	5.54%	3.22%

Cost of Sales	3,239	2,824	14.70%	2,942	2,655	10.81%	7.72%
Cost of Labor	2,370	2,305	2.82%	2,211	2,133	3.66%	2.72%
Occupancy and Other	2,856	2,644	8.02%	2,582	2,462	4.87%	2.80%
	8,465	7,773		7,735	7,250

Restaurant Profit	1,378	1,327	3.84%	1,278	1,290	-0.93%	-4.50%

% of Sales	14.0%	14.6%		14.2%	15.1%

Yum! Brands, Inc.
October 20, 2009

Critical Accounting Policies and Estimates

Impairment of Goodwill, page 47

2.
We have reviewed your response to our prior comment number 3, as well as the information that was supplementally provided to us in an Appendix to your response letter.  Per your response, you determined that all of your reporting units had fair values in excess of their carrying values as of the date of your fiscal year 2008 impairment testing.  You state further that no events or circumstances changed subsequent to your fiscal year 2008 impairment test that more than likely would have reduced the fair value of any of your reporting units below their carrying amounts at December 27, 2008.

However, we note that (i) KFC Taiwan has experienced declines in operating performance beginning in 2005 and 2006 and (ii) the reporting unit’s operating performance during the first half of fiscal year 2009 does not appear to demonstrate significant improvement. In addition, it appears that the actual operating performance of KFC Taiwan during the aforementioned periods has differed significantly from the planned/projected operating performance incorporated into your most recent goodwill impairment analyses performed for KFC Taiwan.  In this regard, we also note that your projections of the operating profit that will be realized by your KFC Taiwan reporting unit for fiscal years 2010, 2011, and thereafter appear to significantly exceed the reporting unit’s actual operating profits for all reporting periods subsequent to fiscal year 2005.  Furthermore, we note the factor cited in the second to last paragraph of the Appendix to your September 4, 2009 correspondence.

Given the observations that we have noted above, please explain to us in greater detail (a) how you have determined the assumptions that were incorporated into your most recent goodwill impairment tests performed for your KFC Taiwan reporting unit, (b) whether you have identified known trends that support your assumptions – including your projections of a rapid and significant turnaround in the operating profit recognized by the reporting unit, and (c) the amount by which the estimated fair value for your KFC Taiwan reporting unit has exceeded the reporting unit’s carrying value in each of your three most recent annual goodwill impairment analyses.  As part of your response, also tell us the carrying value of the KFC Taiwan reporting unit and provide us with additional quantitative information regarding the factor cited in the second to last paragraph of the Appendix to your September 4, 2009 correspondence and its likelihood.

Response:
As noted in our previous response, our businesses around the world often experience temporary declines in results.  These declines in performance are caused by factors including, but not limited to, a lack of success of current promotional efforts or new product introductions, the consumer spending environment or increasing input costs such as commodities and labor that we are not able to recover immediately through pricing increases to our customers.  The nature of these factors that can cause our businesses to decline can also allow for recoveries in relatively short periods of time given the underlying strength of our brands.  Since acquiring KFC Taiwan (“Taiwan”) from a franchisee in 2001 we have experienced volatile results in profitability due to factors similar to those cited above.  We considered our historical experiences in Taiwan and around the world in forecasting future cash flows to determine the reporting unit’s fair value in the fourth quarter of 2008.  These forecasted future cash flows were reviewed by our senior management, including our CEO and CFO, and were considered appropriate and consistent with our Taiwan management team’s expectations for the business.

Yum! Brands, Inc.
October 20, 2009

Taiwan’s recent operating profit trends have been negatively impacted by significant declines in restaurant margins resulting from exceptionally high restaurant cost inflation (e.g. food costs, labor, etc.) which for strategic reasons were only partially offset through pricing actions.  For example, the cost of chicken, our primary commodity in Taiwan, increased 33% in 2008.  In our goodwill impairment test in the fourth quarter of 2008 we assumed that restaurant cost inflation would return to more historical levels that we are accustomed to seeing both in Taiwan and in our businesses around the world.  We also included the impact of pricing actions we had taken in the later part of 2008 that would continue to offset inflationary pressures and improve margins in 2009.  Additionally, we assumed that sales transaction growth we experienced from 2008 sales layer introductions would continue in 2009 to the extent that such layers were not in place for the full year in 2008.  We also reflected the impact of the closure of unprofitable stores that took place in 2008 and that we planned in 2009.

As noted in our previous response, projected cash flows for 2009 were based on the final approved operating plan for the Taiwan business which also serves as the base target for management’s annual incentive compensation.  If the business does not achieve the base target profit, management’s bonus compensation is adversely impacted. Our forecasts for 2010 and 2011 reflected the impact of planned marketing strategies which included migrating selective highly successful and proven initiatives from our experience in Mainland China.  Beyond 2011 we assumed that sales and inflation growth largely offset resulting in essentially flat margins.  To provide some context, using these assumptions, restaurant margin throughout the twenty-year term for which we modeled cash flows is less than our current worldwide margins and Taiwan’s average margins from 2002-2005.  We have supplementally provided to the Staff an Appendix to this response further detailing how we contemporaneously determined the assumptions used in our 2008 goodwill impairment testing and the business trends that influenced those assumptions.

We have also supplementally provided to the Staff an Appendix to this response letter further detailing our actual results through the end of the third quarter of 2009 for Taiwan.  Our results in Taiwan have been negatively impacted by two items which we consider to be non-recurring and that were not included in our 2009 plans.  Excluding the impact of those items, operating profit is near the levels planned for 2009.  We have also supplementally provided to the Staff an Appendix to this response letter further detailing the results of our goodwill impairment testing for Taiwan in each of the three most recent annual goodwill impairment analyses.  Finally, we have supplementally provided to the Staff the carrying value of the Taiwan reporting unit and additional quantitative information regarding the factor cited in the second to last paragraph of the Appendix to our September 4, 2009 correspondence and the likelihood of its occurrence.

Respectfully submitted,

/s/ Ted Knopf

Ted Knopf
Senior Vice President, Finance
and Corporate Controller